82-3470

02 NOV 12 AM 8:25

02055892

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889371
Fax: 91 33 2882259/2260/1256

1st November, 2002

Th
The [illegible] Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

<u>Communication to the Members under Section 302 of the Companies Act, 1956</u>

We enclose, in terms of the Listing Agreement, three advance copies of a communication dated 24th October, 2002, under Section 302 of the Companies Act, 1956, to the Members of the Company.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

dlw 11/14

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

TO THE MEMBERS OF THE COMPANY

Abstract of variation in the terms of remuneration of the Wholetime Directors of the Company pursuant to Section 302 of the Companies Act, 1956.

The Board of Directors of the Company ('the Board') at its meeting held on 24th October, 2002, on the recommendation of the Compensation Committee, approved, subject to the approval of the Members, modification with effect from 1st August, 2002 in the terms of remuneration payable to the Wholetime Directors of the Company, viz. Sarvashri Yogesh Chander Deveshwar, Sahibzada Syed Habib-ur-Rehman, Anup Singh and Krishnamoorthy Vaidyanath, in the manner following:-

(I) **Consolidated Salary -**

Shri Y. C. Deveshwar (Chairman)	Rs. 8,00,000/- per month.
Shri S. S. H. Rehman	Rs. 3,50,000/- per month.
Shri A. Singh	Rs. 3,50,000/- per month.
Shri K. Vaidyanath	Rs. 2,75,000/- per month.

(II) **Performance Bonus** - Not exceeding 60% of Consolidated Salary, payable annually, for each financial year, as may be determined by the Board.

All other existing terms of remuneration, including perquisites, as approved by the Members, remain unchanged.

The respective Wholetime Directors are interested individually insofar as the same relates to variation in their remuneration.

Dated : 24th October, 2002
Registered Office :
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary

ITC Limited

TO THE MEMBERS OF THE COMPANY

Abstract of variation in the terms of remuneration of the Wholetime Directors of the Company pursuant to Section 302 of the Companies Act, 1956.

The Board of Directors of the Company ('the Board') at its meeting held on 24th October, 2002, on the recommendation of the Compensation Committee, approved, subject to the approval of the Members, modification with effect from 1st August, 2002 in the terms of remuneration payable to the Wholetime Directors of the Company, viz. Sarvashri Yogesh Chander Deveshwar, Sahibzada Syed Habib-ur-Rehman, Anup Singh and Krishnamoorthy Vaidyanath, in the manner following:-

(I) **Consolidated Salary -**

Shri Y. C. Deveshwar (Chairman)	Rs. 8,00,000/- per month.
Shri S. S. H. Rehman	Rs. 3,50,000/- per month.
Shri A. Singh	Rs. 3,50,000/- per month.
Shri K. Vaidyanath	Rs. 2,75,000/- per month.

(II) **Performance Bonus** - Not exceeding 60% of Consolidated Salary, payable annually, for each financial year, as may be determined by the Board.

All other existing terms of remuneration, including perquisites, as approved by the Members, remain unchanged.

The respective Wholetime Directors are interested individually insofar as the same relates to variation in their remuneration.

Dated : 24th October, 2002
Registered Office :
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary